SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2016

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2016 – September 30, 2016) filed with the Tokyo Stock Exchange on Wednesday October 26, 2016.
2.	English press release entitled, “Announcement Regarding Interim Dividend and Year End Dividend Forecast for the Fiscal Year Ending March 31, 2017”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 26, 2016	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2016 – September 30, 2016

October 26, 2016

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: chun.yang.ta@orix.jp

Consolidated Financial Results from April 1, 2016 to September 30, 2016

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Six Months Ended September 30, 2016

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2016	1,221,125	4.4%	166,349	(8.8%)	219,235	(12.6%)	142,150	(11.9%)
September 30, 2015	1,170,194	22.5%	182,480	35.2%	250,745	24.7%	161,298	14.2%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥86,686 million for the six months ended September 30, 2016 (year-on-year change was a 38.8% decrease) and ¥141,697 million for the six months ended September 30, 2015 (year-on-year change was a 5.5% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2016	108.57	108.47
September 30, 2015	123.23	123.11

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2016	10,782,692	2,524,396	2,364,960	21.9%
March 31, 2016	10,992,918	2,472,819	2,310,431	21.0%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2016	—	22.00	—	23.75	45.75
March 31, 2017	—	23.00	—	—	—

March 31, 2017 (Est.)	—	—	—	28.00	51.00

3. Targets for the Year Ending March 31, 2017 (Unaudited)

In order to facilitate a better understanding on our medium- and long- term growth projection for our shareholders and potential investors, we disclose our medium-term management target in this document. For details, refer to “1. Summary of Consolidated Financial Results (3) Medium-Term Management Targets” on page 9.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,058,828 as of September 30, 2016, and 1,324,058,828 as of March 31, 2016.

2. The number of treasury shares was 12,848,851 as of September 30, 2016, and 12,848,591 as of March 31, 2016.

3. The average number of outstanding shares was 1,309,302,129 for the six months ended September 30, 2016, and 1,308,920,421 for the six months ended September 30, 2015.

The Company’s shares held through the Board Incentive Plan Trust (2,489,951 shares as of September 30, 2016 and 1,696,217 shares as of March 31, 2016) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Six Months Ended September 30, 2016

		Six months ended September 30, 2015	Six months ended September 30, 2016	Change	Year on Year Change
Total Revenues	(millions of yen)	1,170,194	1,221,125	50,931	4%
Total Expenses	(millions of yen)	987,714	1,054,776	67,062	7%
Income before Income Taxes	(millions of yen)	250,745	219,235	(31,510)	(13)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	161,298	142,150	(19,148)	(12)%
Earnings Per Share (Basic)	(yen)	123.23	108.57	(14.66)	(12)%
(Diluted)	(yen)	123.11	108.47	(14.64)	(12)%
ROE (Annualized) *1	(%)	14.7	12.2	(2.5)	—
ROA (Annualized) *2	(%)	2.87	2.61	(0.26)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*Note 3:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

Economic Environment

While the economy of the United States has been recovering moderately and the economy of Europe remains at flat area, the economies of emerging and resource-rich countries have bottomed out and the world economy as a whole has been unstable. Against the backdrop of monetary easing measures in several countries, interest rates remain low worldwide. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economy remains at a standstill due primarily to low corporate earnings caused in part by the appreciation of the yen and weakening personal consumption.

Overview of Business Performance (April 1, 2016 to September 30, 2016)

Total revenues for the six months ended September 30, 2016 (hereinafter, “the second consolidated period”) increased 4% to ¥1,221,125 million compared to ¥1,170,194 million during the same period of the previous fiscal year. Life insurance premiums and related investment income increased mainly due to increases in insurance premiums and investment income in ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by Hartford Life Insurance K.K. (hereinafter, “HLIKK”) compared to the same period of the previous fiscal year during which the investment income decreased with deterioration of market environment. HLIKK was merged into ORIX Life Insurance on July 1, 2015. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business. On the other hand, gains on investment securities and dividends decreased due to a decrease in gains on investment securities. In addition, services income decreased due to the partial divestment of Houlihan Lokey Inc. (hereinafter, ‘‘HL’’) shares in connection with its initial public offering in the United States and its becoming an equity method affiliate in the previous fiscal year.

Total expenses increased 7% to ¥1,054,776 million compared to ¥987,714 million during the same period of the previous fiscal year. Life insurance costs increased due to a provision of liability reserve in line with the aforementioned improvement in investment income from assets under variable annuity and variable life insurance contracts. Costs of goods and real estate sold increased in line with the aforementioned revenue increase. On the other hand, selling, general and administrative expenses decreased compared to the same period of the previous fiscal year in line with HL becoming an equity method affiliate in the previous fiscal year as mentioned above.

Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to the same period of the previous fiscal year due to a gain from the aforementioned partial divestment of HL shares and its becoming an equity method affiliate in the previous fiscal year.

As a result of the foregoing, income before income taxes for the second consolidated period decreased 13% to ¥219,235 million compared to ¥250,745 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders decreased 12% to ¥142,150 million compared to ¥161,298 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the second consolidated period decreased 13% to ¥214,034 million compared to ¥244,791 million during the same period of the previous fiscal year. While segment profits increased significantly in the Investment and Operation segment and secondarily in the Real Estate and Retail segments, segment profits for each of the other segments decreased.

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

	Six months ended September 30, 2015 (millions of yen)	Six months ended September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	52,712	51,995	(717)	(1)
Segment Profits	21,564	19,874	(1,690)	(8)

	As of March 31, 2016 (millions of yen)	As of September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	1,049,867	1,034,377	(15,490)	(1)

The Japanese economy remains at a standstill due to low corporate earnings caused in part by the appreciation of the yen and weakening personal consumption. The balance of outstanding loans at financial institutions continues to increase and interest rates on loans remain low levels.

Segment revenues decreased 1% to ¥51,995 million compared to ¥52,712 million during the same period of the previous fiscal year due to a decrease in gains on investment securities, and a decrease in finance revenues in line with the decreased average investment, despite an increase in services income resulting primarily from revenue generated by Yayoi Co., Ltd. and stable fee business to domestic small-and medium-sized enterprise customers.

Segment expenses increased due primarily to an increase in selling, general and administrative expenses compared to the same period of the previous fiscal year. As a result, segment profits decreased 8% to ¥19,874 million compared to ¥21,564 million during the same period of the previous fiscal year.

Segment assets decreased 1% to ¥1,034,377 million compared to the end of the previous fiscal year due primarily to decreases in installment loans and investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Six months ended September 30, 2015 (millions of yen)	Six months ended September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	135,924	134,820	(1,104)	(1)
Segment Profits	23,117	19,655	(3,462)	(15)

	As of March 31, 2016 (millions of yen)	As of September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	731,329	724,168	(7,161)	(1)

While demand in corporate capital investment is gradually increasing, concerns about decreasing profitability and uncertainty in the economic outlook interfere with new investment. The volume of new auto leases in Japan decreased slightly compared to the previous fiscal year.

Segment revenues decreased 1% to ¥134,820 million from ¥135,924 million during the same period of the previous fiscal year due to less gains on sales in operating leases revenues, despite an increase in rental revenues, which are also included in operating leases revenues.

Segment expenses increased due primarily to increases in costs of operating leases in line with increased average investment asset balance in the auto-business and selling, general and administrative expenses. Segment profits decreased 15% to ¥19,655 million compared to ¥23,117 million during the same period of the previous fiscal year.

Segment assets decreased 1% to ¥724,168 million compared to the end of the previous fiscal year primarily due to a decrease in leasing assets in line with the securitization, despite an increase in new auto-leases in the auto-business.

Real Estate Segment: Real estate development, rental facility operation, REIT asset management; and real estate investment and advisory services

	Six months ended September 30, 2015 (millions of yen)	Six months ended September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	109,047	104,084	(4,963)	(5)
Segment Profits	33,717	35,447	1,730	5

	As of March 31, 2016 (millions of yen)	As of September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	739,592	705,062	(34,530)	(5)

The real estate market has remained active due primarily to the quantitative easing policies implemented by the Bank of Japan, including the adoption of negative interest rates. Land prices remain high and vacancy rates in the Japanese office building market continue to show improvements especially in the Greater Tokyo Area. Furthermore, we are seeing increases in the occupancy rates and average daily rates of hotels and Japanese inns. Meanwhile, we are also seeing a trend where by sales prices of condominiums are no longer raising.

Segment revenues decreased 5% to ¥104,084 million compared to ¥109,047 million during the same period of the previous fiscal year primarily due to a decrease in financial revenues compared to the same period of the previous fiscal year during which the sale of large scale rental properties was recognized in finance revenues and also due to a decrease in sales of real estate, despite an increase in gains on sales of rental properties, which are included in operating leases revenues.

Segment expenses decreased compared to the same period of the previous fiscal year primarily due to decreases in costs of operating leases in line with a decrease in assets and the cost of sales of real estate.

As a result of the foregoing, segment profits increased 5% to ¥35,447 million compared to ¥33,717 million during the same period of the previous fiscal year.

Segment assets decreased 5% to ¥705,062 million compared to the end of the previous fiscal year primarily due to a decrease in investment in operating leases, which resulted from sales of rental properties.

Investment and Operation Segment: Environment and energy-related business, principal investment, loan servicing (asset recovery), and concession business

	Six months ended September 30, 2015 (millions of yen)	Six months ended September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	493,525	539,042	45,517	9
Segment Profits	36,450	52,041	15,591	43

	As of March 31, 2016 (millions of yen)	As of September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	704,156	695,780	(8,376)	(1)

While the Japanese government is reassessing its renewable energy purchase program, the significance of renewable energy in the mid- to long- term is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, overseas markets for mergers and acquisitions (hereinafter “M&A”) have been sluggish, but the number of out bound cross-border M&A transactions by Japanese companies has increased.

Segment revenues increased 9% to ¥539,042 million compared to ¥493,525 million during the same period of the previous fiscal year due to increases in sales of goods and services income generated by subsidiaries in the principal investment business and environment and energy-related business.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in expenses in line with the aforementioned revenues expansion and recognition of write-downs of securities.

As a result of the foregoing and the recognition of gains on sales of shares of subsidiaries and affiliates and the recognition of a bargain purchase gain from the acquisition of a subsidiary, segment profits increased 43% to ¥52,041 million compared to ¥36,450 million during the same period of the previous fiscal year.

Segment assets decreased 1% to ¥695,780 million compared to the end of the previous fiscal year primarily due to a decrease in investment in affiliates, despite increases in inventories and property under facility operations in the environment and energy-related business.

Retail Segment: Life insurance, banking and card loan business

	Six months ended September 30, 2015 (millions of yen)	Six months ended September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	102,401	151,095	48,694	48
Segment Profits	32,062	35,507	3,445	11

	As of March 31, 2016 (millions of yen)	As of September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	3,462,772	3,325,370	(137,402)	(4)

The life insurance business in Japan is currently affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies develop new products in response to the rising demand for medical insurance. On the other hand, we are seeing suspensions of the sales of certain products and an increase in insurance premiums on new contracts due to the Bank of Japan’s adoption of negative interest rate policy. In the consumer finance sector, banks and other lenders are expanding their assets to further secure new revenue streams, and competition in the lending business continues to intensify in the current low interest rate environment.

Segment revenues increased 48% to ¥151,095 million compared to ¥102,401 million during the same period of the previous fiscal year due to increases in insurance premiums and investment income in ORIX Life Insurance, and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by HLIKK compared to the same period of the previous fiscal year during which the investment income decreased with deterioration of market environment.

Segment expenses increased compared to the same period of the previous fiscal year due to a provision of liability reserve in line with the aforementioned improvement in investment income from assets under variable annuity and variable life insurance contracts.

As a result of the foregoing, segment profits increased 11% to ¥35,507 million compared to ¥32,062 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥3,325,370 million compared to the end of the previous fiscal year due primarily to a large decrease in investment in securities held by HLIKK, offsetting an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations

	Six months ended September 30, 2015 (millions of yen)	Six months ended September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	277,843	240,643	(37,200)	(13)
Segment Profits	97,881	51,510	(46,371)	(47)

	As of March 31, 2016 (millions of yen)	As of September 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	2,284,733	2,051,463	(233,270)	(10)

While the economy of the United States has been recovering moderately and the economy of Europe remains at flat area, the economies of emerging and resource-rich countries have bottomed out and the world economy as a whole has been unstable. Against the backdrop of monetary easing measures in several countries, interest rates remain low worldwide. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

Segment revenues decreased 13% to ¥240,643 million compared to ¥277,843 million during the same period of the previous fiscal year due to decreases in gains on investment securities and services income resulting primarily from the deconsolidation of HL as well as the recent appreciation of the yen, despite an increase in sales of goods in the Americas.

Segment expenses decreased compared to the same period of the previous fiscal year primarily due to the deconsolidation of HL and the recent appreciation of the yen.

As a result of the foregoing and due to the recognition of a gain on the partial divestment of HL shares during the same period of previous fiscal year, segment profits decreased 47% to ¥51,510 million compared to ¥97,881 million during the same period of the previous fiscal year.

Segment assets decreased 10% to ¥2,051,463 million compared to the end of the previous fiscal year due to a decrease in investment in operating leases of aircraft-related operations and yen appreciation.

(2) Analysis of Consolidated Financial Condition

Financial Condition

		As of March 31, 2016	As of September 30, 2016	Change

				Amount	Percent
Total Assets	(millions of yen)	10,992,918	10,782,692	(210,226)	(2)%
(Segment Assets)		8,972,449	8,536,220	(436,229)	(5)%
Total Liabilities	(millions of yen)	8,512,632	8,251,453	(261,179)	(3)%
(Long- and Short-term Debt)		4,286,542	4,013,914	(272,628)	(6)%
(Deposits)		1,398,472	1,490,216	91,744	7%
Shareholders’ Equity	(millions of yen)	2,310,431	2,364,960	54,529	2%
Shareholders’ Equity Per Share	(yen)	1,764.34	1,807.08	42.74	2%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 2:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

Total assets decreased 2% to ¥10,782,692 million compared to ¥10,992,918 million at the end of the previous fiscal year. In addition to the recent appreciation of the yen, investment in operating leases decreased primarily due to sales of aircraft in the Overseas Business segment and sales of real estate in Japan, and investment in securities decreased primarily due to sales of assets held by HLIKK. In addition, investment in affiliates decreased primarily due to sales of shares of affiliates in the Investment and Operation segment. Segment assets decreased 5% to ¥8,536,220 million compared to the end of the previous fiscal year.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long- and short-term debt decreased and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due to the surrender of variable annuity and variable life insurance contracts held by HLIKK.

Shareholders’ equity increased 2% to ¥2,364,960 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings, despite a decrease in foreign currency translation adjustments included in accumulated other comprehensive income in line with the appreciation of the yen.

(3) Medium-Term Management Targets

In addition to sustainable growth of our existing business operations, we believe that there are new growth opportunities in all business segments and we strive to achieve sustainable profit growth by capitalizing on these profit opportunities going forward.

Our mid-term strategy “Expansion in Non-Finance Business” consists of “Organic growth” and “Investment in key areas.” With these principles, we will pursue new business opportunities arising from the changing business environment.

“Organic growth”: Deepen our strengths and expertise to further expand our existing operations both in Japan and abroad. Those in Japan include fee business, automobile-related business, facility operation business, and life insurance business. Those abroad include automobile-related business, and further diversification towards non-finance business.

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy-related business and principal investment in Japan and abroad, the network in Asia, global asset management, and the concession business.

The Company aims to achieve ¥300 billion in net income and ROE around 11% to 12% for the fiscal year ending March 31, 2018.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors, including, but not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission. Readers are urged not to place undue reliance on such forward-looking statements.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 23, 2016.

3. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2016 and September 30, 2016)

(Unaudited)

(millions of yen)

		As of March 31, 2016	As of September 30, 2016
Assets
Cash and Cash Equivalents		730,420	961,830
Restricted Cash		80,979	83,917
Investment in Direct Financing Leases		1,190,136	1,154,239
Installment Loans		2,592,233	2,643,455
The amounts which are measured at fair value by electing the fair value option under ASC 825 are as follows:
March 31, 2016	¥20,673 million
September 30, 2016	¥23,188 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(60,071)	(55,788)
Investment in Operating Leases		1,349,199	1,272,737
Investment in Securities		2,344,792	2,049,704
The amounts which are measured at fair value by electing the fair value option under ASC 825 are as follows:
March 31, 2016	¥27,367 million
September 30, 2016	¥24,466 million
Property under Facility Operations		327,016	360,561
Investment in Affiliates		530,667	458,330
Trade Notes, Accounts and Other Receivable		294,638	262,487
Inventories		139,950	149,795
Office Facilities		120,173	120,534
Other Assets		1,352,786	1,320,891
The amounts which are measured at fair value by electing the fair value option under ASC 825 are as follows:
March 31, 2016	¥37,855 million
September 30, 2016	¥37,554 million

Total Assets		10,992,918	10,782,692

Liabilities and Equity
Short-Term Debt		349,624	208,816
Deposits		1,398,472	1,490,216
Trade Notes, Accounts and Other Payable		266,216	208,198
Policy Liabilities and Policy Account Balances		1,668,636	1,618,851
The amounts which are measured at fair value by electing the fair value option under ASC 825 are as follows:
March 31, 2016	¥795,001 million
September 30, 2016	¥715,434 million
Current and Deferred Income Taxes		358,758	386,614
Long-Term Debt		3,936,918	3,805,098
Other Liabilities		534,008	533,660

Total Liabilities		8,512,632	8,251,453

Redeemable Noncontrolling Interests		7,467	6,843

Commitments and Contingent Liabilities

Common Stock		220,469	220,469
Additional Paid-in Capital		257,629	257,765
Retained Earnings		1,864,241	1,975,249
Accumulated Other Comprehensive Income (Loss)		(6,222)	(61,686)
Treasury Stock, at Cost		(25,686)	(26,837)

Total ORIX Corporation Shareholders’ Equity		2,310,431	2,364,960
Noncontrolling Interests		162,388	159,436

Total Equity		2,472,819	2,524,396

Total Liabilities and Equity		10,992,918	10,782,692

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2016	As of September 30, 2016
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	47,185	44,387
Defined benefit pension plans	(23,884)	(22,523)
Foreign currency translation adjustments	(24,766)	(77,080)
Net unrealized losses on derivative instruments	(4,757)	(6,470)

Total	(6,222)	(61,686)

Note 2:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

(2) Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2015 and 2016)

(Unaudited)

(millions of yen)

	Six Months ended September 30, 2015	Six Months ended September 30, 2016
Revenues :
Finance revenues	101,244	96,582
Gains on investment securities and dividends	31,317	15,207
Operating leases	191,330	196,072
Life insurance premiums and related investment income	70,492	115,736
Sales of goods and real estate	395,426	433,526
Services income	380,385	364,002

Total Revenues	1,170,194	1,221,125

Expenses :
Interest expense	35,858	35,348
Costs of operating leases	122,440	121,266
Life insurance costs	31,800	71,423
Costs of goods and real estate sold	351,461	390,364
Services expense	217,880	218,993
Other (income) and expense, net	4,555	(681)
Selling, general and administrative expenses	216,344	203,699
Provision for doubtful receivables and probable loan losses	2,948	6,743
Write-downs of long-lived assets	946	1,409
Write-downs of securities	3,482	6,212

Total Expenses	987,714	1,054,776

Operating Income	182,480	166,349

Equity in Net Income of Affiliates	11,856	15,765
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	56,409	32,834
Bargain Purchase Gain	—	4,287

Income before Income Taxes	250,745	219,235

Provision for Income Taxes	82,636	72,296

Net Income	168,109	146,939

Net Income Attributable to the Noncontrolling Interests	5,546	4,641

Net Income Attributable to the Redeemable Noncontrolling Interests	1,265	148

Net Income Attributable to ORIX Corporation Shareholders	161,298	142,150

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Six Months Ended September 30, 2015 and 2016)

(Unaudited)

		(millions of yen)

	Six Months ended September 30, 2015	Six Months ended September 30, 2016
Net Income :	168,109	146,939

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(13,814)	(2,853)
Net change of defined benefit pension plans	(461)	1,499
Net change of foreign currency translation adjustments	(3,140)	(59,512)
Net change of unrealized gains (losses) on derivative instruments	12	(1,800)
Total other comprehensive loss	(17,403)	(62,666)

Comprehensive Income	150,706	84,273

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	6,586	(1,789)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	2,423	(624)

Comprehensive Income Attributable to ORIX Corporation Shareholders	141,697	86,686

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Six Months ended September 30, 2015		Six Months ended September 30, 2016		March 31, 2016	September 30, 2016
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	52,712	21,564	51,995	19,874	1,049,867	1,034,377
Maintenance Leasing	135,924	23,117	134,820	19,655	731,329	724,168
Real Estate	109,047	33,717	104,084	35,447	739,592	705,062
Investment and Operation	493,525	36,450	539,042	52,041	704,156	695,780
Retail	102,401	32,062	151,095	35,507	3,462,772	3,325,370
Overseas Business	277,843	97,881	240,643	51,510	2,284,733	2,051,463

Segment Total	1,171,452	244,791	1,221,679	214,034	8,972,449	8,536,220

Difference between Segment Total and Consolidated Amounts	(1,258)	5,954	(554)	5,201	2,020,469	2,246,472

Consolidated Amounts	1,170,194	250,745	1,221,125	219,235	10,992,918	10,782,692

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810 (“Consolidation”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.
Note 4:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

2. Geographic Information

	(millions of yen)

	Six Months Ended September 30, 2015
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	885,283	102,876	182,035	1,170,194
Income before Income Taxes	153,554	51,310	45,881	250,745

	(millions of yen)

	Six Months Ended September 30, 2016
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	967,471	87,298	166,356	1,221,125
Income before Income Taxes	166,471	16,032	36,732	219,235

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
Note 3:

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the six months ended September 30, 2015 and 2016. The revenues of Robeco aggregated on a legal entity basis were ¥56,927 million in the Americas and ¥38,993 million in Other for the six months ended September 30, 2015, and ¥47,184 million in the Americas and ¥36,867 million in Other for the six months ended September 30, 2016.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

There are no material subsequent events.

Announcement Regarding Interim Dividend and Year End Dividend Forecast for the Fiscal Year Ending March 31, 2017

TOKYO, Japan — October 26, 2016 — ORIX Corporation, a leading integrated financial services group, announced that a resolution has been formally reached at a meeting of the Board of Directors held today with regards to the interim dividend for the fiscal year ending March 31, 2017 (“FY2017.3”). The year-end dividend forecast for FY2017.3 is also included in this announcement as below.

1. Interim Dividend Detail for the FY2017.3

	Amount Decided	Previous Dividend Forecast (Announced on May 10, 2016)	Dividend Paid for the Previous Year (FY2016.3)
Record Date	September 30, 2016	September 30, 2016	September 30, 2015
Dividend Per Share	23.00 yen	23.00 yen	22.00 yen
Total Dividend Amount	30,157 million yen	—	28,846 million yen
Effective Date	December 2, 2016	—	December 2, 2015
Source of Dividend	Retained earnings	—	Retained earnings

2. Basic Profit Distribution Policy

The year-end dividend forecast for the FY2017.3 has been determined following consideration of the optimal balance between securing capital for investment in future profit growth and return to the shareholders.

3. Year-End Dividend Forecast for the FY2017.3

The year-end dividend for FY2017.3 is forecasted at 28 yen per share.

Reference:

Dividend Per Share
	Interim	Fiscal Year End	Full Year
Dividend Forecast	—	28 yen	51 yen
FY2017.3	23 yen	—	—
FY2016.3	22 yen	23.75 yen	45.75 yen

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 37 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2015 – March 31, 2016.”